Exhibit 99.(p)(2)

CREDIT SUISSE ASSET MANAGEMENT

CORPORATE GOVERNANCE POLICY

PRINCIPLES, ENGAGEMENT PRACTICES & VOTING POLICIES FOR UK COMPANIES

PRINCIPLES

1.     Credit Suisse Asset Management’s (CSAM) objective is to invest our customers’ assets in a manner most likely to enhance and protect their long-term economic interests in accordance with their Benchmark Guidelines and within their risk parameters.

2.     In our experience this is most likely to be achieved by investing in companies with good corporate governance practices.  These principles are conducive to the management of companies in the long-term interests of shareholders.

3.     For this reason compliance with the ‘Combined Code on Corporate Governance’ (Combined Code), which came into force on 1 November 2003, is an integral part of our UK Equity Investment and Research Process.

4.     When analysing a Company we seek to apply the principles of the ‘Combined Code’ rather than apply a rigid rubric in all situations.  The ‘Combined Code’ itself does not seek to set out a single set of rules for all occasions, for example permitting different practices for smaller companies.  “It is recognised that departure from the Code may be justified in particular circumstances” (Preamble, Paragraph 5).  We look to the substance rather than the form of the ‘Combined Code’ whilst supporting its general principles.

In particular we believe:

i)          Central to good corporate governance is the principle that the Board of a Company is responsible for its direction and management and is accountable to shareholders for earning an economic return on its share capital.

ii)         No one person or group should dominate a Board to the exclusion of others so that it becomes unbalanced. “The Board should include a balance of Executive and Non-Executive Directors (and in particular independent Non-Executive Directors) such that no individual or small group of individuals can dominate the Board’s decision taking”.  (Combined Code, Section 1. A3).

iii)        The practical expression of the rights of shareholders is expressed through their equal voting rights.  This is evident, in particular, in their voting on the election of directors and their remuneration, the issuance of new equity and the adoption of the Accounts.

iv)        The long-term economic interests of shareholders guide our voting policy.

It has been CSAM’s experience in the past that these aims have been consistent with good corporate governance practice.

ENGAGEMENT

It is our aim and policy to meet the Management of all the UK Companies in which we invest on behalf of our clients.  At these private meetings a wide range of issues are discussed with Management, including Corporate Governance.  We encourage Company Directors to ‘comply or explain’ in Corporate Governance matters.  Where a Company breaches the Combined Code we seek a reasoned explanation before deciding on a course of action in the light of all the circumstances. As the Code states in its Preamble (5) ‘departure from the provisions of the Code may be justified in particular circumstances’.  Where, however, there is a serious breach which we cannot resolve in a frank dialogue with the Board we have three choices:

i)                         Look to combine with other institutional shareholders to increase pressure on the Board.

ii)                      Publicly vote against the Board’s Policy at a Shareholders’ meeting.

iii)                   Sell the shares – as a last resort.

Our preference remains for a process of constructive engagement on Corporate Governance with the Companies in which we invest on behalf of our clients.

Reporting to Clients

Usually we report to our clients Quarterly.  On these occasions we give an account of our stewardship of our Clients’ assets including notification of how we have voted our Clients’ shares.  In particular explanation is given where we have voted against Management or Abstained.  In addition we may give information of ongoing discussion with Company Management where this is not prejudicial to the outcome.

Conflict of Interest

CSAM’s objective remains to maximise investment returns for our clients in accordance with their Benchmark Guidelines and risk parameters.  Therefore, all investment decisions and Corporate Governance activity are carried out by CSAM independently of any other Credit Suisse Group activities.

VOTING POLICIES

1.     Shareholder voting is a key part of the interaction we have with companies in which we invest on behalf of clients.  CSAM believes that voting rights are central to shareholders’ rights of ownership of a company, but they are not usually the first expression of those rights.  The first interaction with a company is likely to be a one on one meeting with Management following in-depth research by CSAM’s analysts.

2.     As with Corporate Governance matters generally CSAM voting policies follow a set of principles rather than a narrowly defined or simple set of rules for all occasions.  Consistent with following the substance rather than the form of the “Combined Code on Corporate Governance” we abjure a box-ticketing approach to voting shares at Company AGMs and EGMs.

CSAM’s Voting Principles may be expressed as follows:

i)          CSAM expects to vote at all shareholder meetings of UK Companies on behalf of its clients, who permit us to do so.  We also vote shares of Overseas Companies where this is authorised and possible without penalty.

ii)         Our principle is to vote in the best economic interests of our shareholder clients.  We, therefore, vote in favour of proposals to enhance shareholder value and against those we judge will have the opposite effect.  On routine matters we expect to vote in support of company management.

iii)        We recommend a balanced Board of Directors with no one individual in a position to exert undue influence on the fortunes of the company.  The presence of strong independent Non-Executive Directors we regard as helpful in achieving this objective.

iv)        In normal circumstances Executive Directors’ service contracts should extend no longer than 12 months.

v)         Directors’ remuneration should be fair and reasonable given the nature of the job, the skills required, comparability with similar positions and the performance achieved.  Performance hurdles should be relevant, realistic and challenging.  There should be neither re-testing of performance targets nor re-pricing of shareholder options.  We do not support non-contracted payments for failed management.

vi)        Directors should submit themselves for election by shareholders in the year of appointment and at regular intervals thereafter in accordance with the Company’s Articles of Association.

vii)       All Shareholders should be treated equally.  We do not normally support restrictive voting rights.

viii)      We do not support measures which significantly dilute shareholders’ pre-emption rights on the issuance of new equity.

3.     Voting is an important right of shareholders which CSAM is committed to exercise, in accordance with guidelines agreed with the client.  At each reporting period we would expect to provide details of how we have voted clients’ shares.  Where we are considering voting against the recommendations of Management we would normally communicate this fact to the Directors prior to the Shareholders’ Meeting.  We would then seek to resolve our difference of view either alone or with other like-minded shareholders.  Voting against Company Management would, therefore, be seen as a last rather than a first resort.  This policy remains consistent with our belief that we manage shareholdings in trust for our clients, and vote them only in their best long-term interests.